UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Enters Agreement to Sell its Qatar Jack-Up Fleet and Expands Share Repurchase Program
HAMILTON, Bermuda--Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today announced that it has entered into a definitive agreement to sell three jack-up rigs—the West Castor, the West Telesto and the West Tucana (the “Qatar Jack-Up Fleet”)—and its 50% equity interest in the joint venture that operates these rigs offshore Qatar to Seadrill’s joint venture partner Gulf Drilling International (“GDI”) for cash proceeds of $338 million (the “Transaction”).
The Transaction is subject to certain conditions, including approval or non-objection of the Qatar Financial Centre Authority and approval of the shareholders of GDI’s parent company, and is expected to close early in the third quarter of 2024.
Concurrent with the announcement of the Transaction, Seadrill announced its Board of Directors has increased the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $500 million of its outstanding common shares over a two-year period commencing after the current share repurchase program is completed.
Unlike the Company’s prior repurchase programs, the Company may choose not to initiate a non-discretionary repurchase program (e.g., under Rule 10b5-1 under the U.S. Securities Exchange Act) when the incremental authorization becomes effective. The incremental authorization may be modified, suspended or discontinued at any time. The Company is under no obligation to purchase any shares under the program. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The manner, timing, pricing and amount (if any) of any repurchases will be subject to the discretion of the Company and may be based upon a number of factors, including completion of the Transaction, market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash (as informed by the Company’s stated capital allocation principles), the restrictions in the Company’s credit agreements and other factors.
About Seadrill
Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.
This information is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange announcement was published by Lydia Brantley Mabry of Seadrill, at the date and time set out in this announcement.
Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this communication, including the completion of the Transaction and repurchases of our shares under the incremental share repurchase authorization, are forward-looking statements. These statements may include such words as “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those described under Item 3D, “Risk Factors,” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2024, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new or reactivated rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance, special periodic surveys, upgrades and regulatory work for the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties, our ability to maintain adequate financing to support our business plans, our ability to successfully complete and realize the intended benefits of any mergers, acquisitions and divestitures, and the impact of other strategic transactions, our liquidity and the adequacy of cash flows to satisfy our obligations, future activity under and in respect of the Company’s share repurchase program, our ability to satisfy (or timely cure any noncompliance with) the continued listing requirements of the New York Stock Exchange and the Oslo Stock Exchange, or other exchanges where our common shares may be listed, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to acquisitions or dispositions, our ability to successfully integrate with Aquadrill following its merger with the Company, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the SEC.
The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
Contacts
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: May 16, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.